June 18, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin L. Vaughn, Accounting Branch Chief

Re:	SANUWAVE Health, Inc. Form 10-K for the year ended December 31, 2009 Filed March 31, 2010 File No. 0-52985

On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 20, 2010 with respect to the Company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response.

Form 10-K for the year ended December 31, 2009

Consolidated Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-7

Revenue recognition, page F-9

1.	We note from disclosures on page 4 that you are “actively marketing dermaPACE to the European Community utilizing distributors in select countries.” Please revise your disclosure here in future filings to address your revenue recognition policy relating to sales to distributors. In this regard, please also revise your disclosures in Critical Accounting Policies and Estimates on page 38 in future filings to discuss the material terms of your agreements with distributors, including any rights of return, price protection, sales incentives or other post-shipment obligations relating to these arrangements. Discuss how any such terms impact your revenue recognition. Discuss any estimates and judgments made by management in connection with sales to distributors. Refer to SAB 104 and section 605-15-25 of the FASB Accounting Standards Codification as appropriate.

The Company’s agreements with distributors do not allow for the return of products and the payment by the distributors to the Company is not contingent on the ultimate sale of the product by the distributor to an end user customer. Sales to distributors are invoiced at a fixed price when the product is shipped to the distributor, are not subject to adjustment, and payment is due from the distributor based on the due date stated on the invoice, usually 30 days from invoice date.

The Company will revise the disclosure of the revenue recognition policy in future filings, starting with the period ending June 30, 2010 Quarterly Report on Form 10-Q as follows:

Revenue recognition — Sales of medical devices, including related applicators and applicator kits, are recognized when shipped to the customer. Shipments under agreements with distributors are invoiced at a fixed price, are not subject to return, and payment for these shipments is not contingent on sales by the distributor. The Company recognizes revenue on shipments to distributors in the same manner as with other customers. Fees from services performed are recognized when the service is performed.

Note 3. Discontinued Operations, page F-13

2.	With respect to the sale of your veterinary business in June 2009, we note from your disclosures on page 40 that you are continuing to provide purchasing, production, shipping and warehousing services to Pulse Vet for a fee until April 30, 2011. Please tell us how you evaluated the criteria of paragraph 205-20-45-1 of the FASB Accounting Standards Codification in concluding that the veterinary business should be reported as discontinued operations.

Paragraph 205-20-45-1 of the FASB Accounting Standards Codification states that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:
a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.
b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In accordance with the Asset Purchase Agreement dated as of June 3, 2009, by and between Pulse Veterinary Technologies, LLC (“Pulse Vet”) and SANUWAVE, Inc. (a wholly-owned subsidiary of the Company), the Company sold its veterinary business for a total cash consideration of $3,500,000. As a result of the sale, the Company recorded a gain, before income taxes, of $2,463,283. For the year ended December 31, 2008, the veterinary business had revenues of approximately $4,343,000. The revenues were generated by the sales of veterinary medical devices and the related applicators.

The sale of the veterinary business to Pulse Vet included all assets and liabilities, including working capital, of the veterinary business and the related direct employees including the sales and marketing employees. As part of the Asset Purchase Agreement, the Company entered into a Transition Services Agreement with Pulse Vet to provide production support from the date of the contract through April 30, 2011, unless canceled earlier by Pulse Vet. The Company agreed to provide these transition services in order to provide Pulse Vet enough time to set up Pulse Vet’s own production facility. The Company is providing the production services solely at the direction of Pulse Vet management who are making all decisions related to these activities. The Company uses Pulse Vet owned parts for all production and assembly work. The Company charges Pulse Vet $30,000 for these services each month which represents an estimate of the direct cost of providing the production services to Pulse Vet. If the Company is still providing the services on January 1, 2011, the fee will increase to $37,500 per month. This increase in 2011 is to induce Pulse Vet to take over these services by the end of 2010. The Transition Services Agreement expires on April 30, 2011.

The operations of the veterinary business have been eliminated from the ongoing operations of the Company. Pulse Vet operates the veterinary business from its own office separate from the Company. The Company is only providing production services for a defined time period under the sole direction of Pulse Vet management until Pulse Vet can establish its own production facility. Therefore, we believe the classification as a discontinued operation is appropriate.

Note 7. Assets Held for Sale, page F-19

3.	We note your disclosure here that as of October 1, 2009, your management determined that the Ossatron device fixed assets and related parts inventory were not likely to be sold within the next twelve months and that you reclassified these assets to continuing operations and depreciation on the fixed assets was restarted. Please address the following:

•	Tell us what plans management currently has relating to the assets and inventory.

Management’s plans for the Ossatron devices and related parts inventory are to sell the devices. The devices are in storage and are not in use. Due to (i) the Company closing its European sales office in 2009, (ii) the capital constraints of the Company, and (iii) the global economic environment which has affected possible purchasers of this medical capital equipment, the Company has been delayed in its ability to sell the devices within the original expected timeline. The Company continues to pursue selling the devices and related parts inventory.

•	In light of your conclusion that the assets are not likely to be sold within the next twelve months, discuss how management has evaluated the recoverability of the assets.

The Ossatron device is the only shockwave device approved by the United States Food and Drug Administration (the “FDA”) for both chronic plantar fasciitis (heel pain) and lateral epicondylitis (elbow pain). It has an over 85% success rate for heel pain with only one treatment required. The heel pain indication has a Medicare CPT 1 billing code in place and is still the preferred choice in non-invasive treatment of heel pain. The device is CE Marked in Europe for these indications among many others including treating non-union bone fractures. These medical devices are specialized, robust capital equipment. Each device was hand made in Switzerland. They are roughly the size of an office copy machine and weigh 600 pounds. They are designed to be used daily in the hospital environment.

At December 31, 2009, the Company had 58 Ossatron devices which were initially recorded at a total cost of $4,837,165, which equals an average cost of $83,400 per device. The Company sold eight devices in October 2008 for $50,000 per device. Because these devices decline in value with the passage of time, the Company determined that continuing to depreciate the devices would be appropriate. The Ossatron devices had a net book value of $754,691 at December 31, 2009, or approximately $13,000 on average per device. Management believed that was a reasonable approximation of the net sales price which could be realized for the devices at December 31, 2009.

•	You state that you have reclassified the assets to continuing operations, however, we note that you continue to refer to the assets as “assets held for sale.” Please explain to us why you believe the presentation of these assets as “assets held for sale” is appropriate and consistent with the guidance in paragraph 360-10-45-10 of the FASB Accounting Standards Codification.

Since October 31, 2008, management has committed to sell the Ossatron devices and the related parts inventory. The assets can be sold in their present condition. The Company has been actively looking for buyers at a price that is reasonable in relation to the assets’ recorded net book value and the plan is not expected to change. However, several factors have impacted the timing of the sales of the devices that were not known in October, 2008. These are as follows:
•	the Company closed its European sales office in 2009,
•	the capital constraints of the Company, and
•	the global economic environment which has affected possible purchasers of this medical capital equipment.

Paragraph 360-10-45-11 of the FASB Accounting Standards Codification states “Events or circumstances beyond an entity’s control may extend the period required to complete the sale of a long-lived asset (disposal group) beyond one year. An exception to the one-year requirement in paragraph 360-10-45-9(d) shall apply in the following situations in which such events or circumstances arise...(c) If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset (disposal group) previously classified as held for sale is not sold by the end of that period and all of the following conditions are met:
1.	During the initial one-year period the entity initiated actions necessary to respond to the change in circumstances.
2.	The asset (group) is being actively marketed at a price that is reasonable given the change in circumstances.
3.	The criteria in paragraph 360-10-45-9 are met.”

The Company continues to market the devices at a price that is reasonable given the change in circumstances and is in excess of the carrying value of the assets. Therefore, the Ossatron devices and the related parts inventory have been classified as a non-current asset and as being held for sale.

•	In connection with your reclassification of the fixed assets from discontinued operations to continuing operations, tell us how you considered the guidance in paragraph 360-10-35-44 of the FASB Accounting Standards Codification.

We believe the guidance in paragraph 360-10-35-44 of the FASB Accounting Standards Codification is not applicable as the Company is still intent on selling these long-lived assets.

* * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at 678-578-0125.

Thank you.

Very truly yours,

/s/Barry J. Jenkins
Barry J. Jenkins
Chief Financial Officer
SANUWAVE Health, Inc.